Exhibit 99.2

ASX Announcement	7 January 2016

28 Greenhill Road, Wayville, South Australia 5034               ACN112 202 883

Telephone:  +61 8 8363 0388     Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Business Update

Sundance Energy Australia Ltd (ASX: SEA) is pleased to provide an update on its business and near-term strategy in light of current market price for oil.

Borrowing Base Re-Determination

The Company completed its fourth quarter 2015 borrowing base re-determination resulting in an $8MM decrease in its borrowing base from $75MM to $67MM.  The Company’s Term Loan remains unchanged at $125MM.

Capital Expenditures

•                  During 2016 the Company expects to drill and complete 5-8 net Eagle Ford wells;

•                  Expected development cost per well in the Eagle Ford, inclusive of drilling, completion, facilities and gas tie-ins, has been decreased by ~$1.6MM to ~$5.4MM for a 6,300’ lateral length well;

•                  The Company anticipates spending approximately $6-$8MM on short payback field infrastructure projects;

•                  The base case 2016 capital program of ~$45MM is expected to be funded with cash flow from operations at current market prices.

Operating Cash Flow

•                  The capital plan is expected to result in average production of ~6,800-7,400 boepd during 2016, approximately a 10% decrease over its full year average production during 2015;

•                  2016 production is expected to be ~65% oil and 35% natural gas and natural gas liquids;

•                  Realized oil prices are expected to be West Texas Intermediate (NYMEX) less $2.50-$3.00 per barrel;

ASX Code: SEA

•                  As at the date of this report, oil hedges for 2016 include ~1.0MM barrels at a weighted average floor price of ~$50.63/bbl and ceiling price of $56.69/bbl with re-participation rights on 216,000 barrels at $55.35/bbl. Gas hedges include ~2 bcf at a weighted average floor price of $2.54 and ceiling price of $2.79;

•                  Cash operating costs, inclusive of lease operating expenses, production taxes, and general and administrative expenses, are expected to be $10.50-$12.50/boe.

For more information, please contact:

Eric McCrady, Managing Director Tel: +1 (303) 543 5703	Mike Hannell, Chairman Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.  The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Anadarko Basins.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This release includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.